Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

August 2017

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s condensed consolidated interim financial statements 2Q 2017, dated August 9, 2017, are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.

(Registrant)

Date: August 10, 2017	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Head of Corporate Financial Center

Condensed Consolidated Interim Financial Statements 2Q 2017

The Hague, August 10, 2017

AEGON
Transform Tomorrow

To help people achieve a lifetime of financial security

Condensed Consolidated Interim Financial Statements 2Q 2017	1

Table of contents

Condensed consolidated income statement	2

Condensed consolidated statement of comprehensive income	3

Condensed consolidated statement of financial position	4

Condensed consolidated statement of changes in equity	5

Condensed consolidated cash flow statement	6

Notes to the Condensed consolidated interim financial statements	7

Unaudited

2

Condensed consolidated income statement
EUR millions	Notes	2Q 2017	2Q 2016	YTD 2017	YTD 2016

Premium income	4	5,770	5,702	11,479	11,538
Investment income	5	2,002	2,073	3,866	4,008
Fee and commission income		631	597	1,252	1,199
Other revenues		4	2	5	4
Total revenues		8,407	8,374	16,602	16,749
Income from reinsurance ceded	6	1,994	961	2,745	1,682
Results from financial transactions	7	2,637	4,817	9,332	6,867
Other income	8	318	54	327	55
Total income		13,356	14,207	29,006	25,352

Benefits and expenses	9	12,541	13,823	27,596	24,724
Impairment charges / (reversals)	10	(3)	20	10	60
Interest charges and related fees		111	72	205	169
Other charges		4	682	4	682
Total charges		12,654	14,596	27,815	25,635

Share in profit / (loss) of joint ventures		38	28	73	59
Share in profit / (loss) of associates		6	-	5	-
Income / (loss) before tax		746	(362)	1,268	(224)
Income tax (expense) / benefit		(217)	(23)	(362)	(17)
Net income / (loss)		529	(385)	907	(242)

Net income / (loss) attributable to:
Owners of Aegon N.V.		529	(385)	907	(242)
Non-controlling interests		-	-	-	-

Earnings per share (EUR per share)	18
Basic earnings per common share		0.24	(0.20)	0.41	(0.15)
Basic earnings per common share B		0.01	(0.01)	0.01	-
Diluted earnings per common share		0.24	(0.20)	0.41	(0.15)
Diluted earnings per common share B		0.01	(0.01)	0.01	-

Unaudited

Condensed Consolidated Interim Financial Statements 2Q 2017	3

Condensed consolidated statement of comprehensive income
EUR millions	2Q 2017	2Q 2016	YTD 2017	YTD 2016

Net income / (loss)	529	(385)	907	(242)

Other comprehensive income:
Items that will not be recassified to profit or loss:
Changes in revaluation reserve real estate held for own use	1	3	1	2
Remeasurements of defined benefit plans	16	(591)	282	(1,092)
Income tax relating to items that will not be reclassified	(2)	168	(69)	303

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	1,096	2,047	1,563	3,888
Gains / (losses) transferred to the income statement on disposal and impairment of available-for-sale investments	(1,044)	(2,115)	(1,123)	(2,145)
Changes in cash flow hedging reserve	(759)	523	(755)	827
Movement in foreign currency translation and net foreign investment hedging reserve	(1,079)	111	(1,297)	(623)
Equity movements of joint ventures	1	1	(6)	4
Equity movements of associates	(1)	-	(2)	1
Income tax relating to items that may be reclassified	291	(264)	175	(1,027)
Other	3	1	5	7
Total other comprehensive income / (loss) for the period	(1,476)	(116)	(1,228)	145
Total comprehensive income / (loss)	(947)	(501)	(322)	(96)

Total comprehensive income / (loss) attributable to:
Owners of Aegon N.V.	(946)	(502)	(321)	(104)
Non-controlling interests	(1)	1	(1)	8

Unaudited

4

Condensed consolidated statement of financial position
		June 30,	Dec. 31,
		2017	2016
EUR millions	Notes

Assets
Cash and cash equivalents		12,880	11,347
Assets held for sale	24	2,324	8,705
Investments	11	140,544	156,813
Investments for account of policyholders	12	198,278	203,610
Derivatives	14	7,148	8,318
Investments in joint ventures		1,666	1,614
Investments in associates		272	270
Reinsurance assets	13	19,949	11,208
Deferred expenses	16	10,565	11,423
Other assets and receivables		9,309	10,805
Intangible assets	17	1,688	1,820
Total assets		404,625	425,935

Equity and liabilities
Shareholders’ equity		20,409	20,913
Other equity instruments		3,779	3,797
Issued capital and reserves attributable to owners of Aegon N.V.		24,188	24,710
Non-controlling interests		23	23
Group equity		24,211	24,734

Subordinated borrowings		765	767
Trust pass-through securities		143	156
Insurance contracts	19	112,913	119,569
Insurance contracts for account of policyholders	20	119,971	120,929
Investment contracts	21	17,569	19,572
Investment contracts for account of policyholders	22	80,900	84,774
Derivatives	14	8,294	8,878
Borrowings	23	14,867	13,153
Liabilities held for sale	24	2,344	8,816
Other liabilities		22,649	24,588
Total liabilities		380,414	401,201
Total equity and liabilities		404,625	425,935

Unaudited

Condensed Consolidated Interim Financial Statements 2Q 2017	5

Condensed consolidated statement of changes in equity
EUR millions	Share capital 1	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Six months ended June 30, 2017

At beginning of year	8,193	7,812	5,381	(1,820)	1,347	3,797	24,710	23	24,734

Net income / (loss) recognized in the income statement	-	907	-	-	-	-	907	-	907

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	1	-	-	-	1	-	1
Remeasurements of defined benefit plans	-	-	-	282	-	-	282	-	282
Income tax relating to items that will not be reclassified	-	-	-	(69)	-	-	(69)	-	(69)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	1,563	-	-	-	1,563	-	1,563
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(1,123)	-	-	-	(1,123)	-	(1,123)
Changes in cash flow hedging reserve	-	-	(755)	-	-	-	(755)	-	(755)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	(250)	61	(1,108)	-	(1,297)	-	(1,297)
Equity movements of joint ventures	-	-	-	-	(6)	-	(6)	-	(6)
Equity movements of associates	-	-	-	-	(2)	-	(2)	-	(2)
Income tax relating to items that may be reclassified	-	-	128	-	47	-	175	-	175
Other	-	5	-	-	-	-	5	(1)	5
Total other comprehensive income	-	5	(437)	274	(1,070)	-	(1,228)	(1)	(1,228)
Total comprehensive income / (loss) for 2017	-	912	(437)	274	(1,070)	-	(321)	(1)	(322)

Issuance and purchase of (treasury) shares	-	142	-	-	-	-	142	-	142
Dividends paid on common shares	(122)	(143)	-	-	-	-	(265)	-	(265)
Coupons on non-cumulative subordinated notes	-	(15)	-	-	-	-	(15)	-	(15)
Coupons on perpetual securities	-	(49)	-	-	-	-	(49)	-	(49)
Incentive plans	-	4	-	-	-	(19)	(15)	-	(15)
At end of period	8,071	8,663	4,944	(1,546)	278	3,779	24,188	23	24,211

Six months ended June 30, 2016

At beginning of year	8,387	8,075	6,471	(1,532)	1,283	3,800	26,485	9	26,494

Net income / (loss) recognized in the income statement	-	(242)	-	-	-	-	(242)	-	(242)

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	2	-	-	-	2	-	2
Remeasurements of defined benefit plans	-	-	-	(1,092)	-	-	(1,092)	-	(1,092)
Income tax relating to items that will not be reclassified	-	-	(1)	303	-	-	303	-	303

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	3,888	-	-	-	3,888	-	3,888
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(2,145)	-	-	-	(2,145)	-	(2,145)
Changes in cash flow hedging reserve	-	-	827	-	-	-	827	-	827
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	(145)	48	(526)	-	(623)	-	(623)
Equity movements of joint ventures	-	-	-	-	4	-	4	-	4
Equity movements of associates	-	-	-	-	1	-	1	-	1
Income tax relating to items that may be reclassified	-	-	(1,020)	-	(7)	-	(1,027)	-	(1,027)
Other	-	(1)	-	-	-	-	(1)	8	7
Total other comprehensive income	-	(1)	1,406	(741)	(527)	-	138	8	145

Total comprehensive income / (loss) for 2016	-	(243)	1,406	(741)	(527)	-	(104)	8	(96)

Shares issued	1	-	-	-	-	-	1	-	1
Issuance and purchase of (treasury) shares	-	(295)	-	-	-	-	(295)	-	(295)
Dividends paid on common shares	(80)	(151)	-	-	-	-	(231)	-	(231)
Coupons on non-cumulative subordinated notes	-	(14)	-	-	-	-	(14)	-	(14)
Coupons on perpetual securities	-	(50)	-	-	-	-	(50)	-	(50)
Incentive plans	-	(10)	-	-	-	(16)	(26)	-	(26)
At end of period	8,308	7,313	7,878	(2,273)	755	3,784	25,766	17	25,782

1 For a breakdown of share capital please refer to note 18.

2 Issued capital and reserves attributable to owners of Aegon N.V.

Unaudited

6

Condensed consolidated cash flow statement
EUR millions	YTD 2017	YTD 2016

Cash flow from operating activities	728	2,631

Purchases and disposals of intangible assets	(4)	(13)
Purchases and disposals of equipment and other assets	(36)	(28)
Purchases and disposals of businesses and subsidiaries	(1,021)	(787)
Purchases, disposals and dividends joint ventures and associates	(4)	62
Cash flow from investing activities	(1,066)	(766)

Issuance of treasury shares	2	-
Purchase of treasury shares	-	(402)
Dividends paid	(143)	(151)
Issuances, repurchases and coupons of perpetuals	(65)	(67)
Issuances, repurchases and coupons of non-cumulative subordinated notes	(19)	(19)
Issuances and repayments of borrowings	2,231	(221)
Cash flow from financing activities	2,005	(859)

Net increase / (decrease) in cash and cash equivalents	1,668	1,006
Net cash and cash equivalents at January 1	11,347	9,593
Effects of changes in foreign exchange rates	(138)	(131)
Net cash and cash equivalents at end of period	12,876	10,468

Cash and cash equivalents	12,880	10,482
Cash and cash equivalents classified as Assets held for sale	-	-
Bank overdrafts classified as other liabilities	(4)	(14)
Net cash and cash equivalents	12,876	10,468

Unaudited

Condensed Consolidated Interim Financial Statements 2Q 2017	7

Notes to the Condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs over 29,000 people worldwide.

1. Basis of presentation

The condensed consolidated interim financial statements as at and for the period ended, June 30, 2017, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the European Union (hereafter ‘IFRS’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2016 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report for 2016. Aegon’s Annual Report for 2016 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Certain amounts in prior periods may have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share. The condensed consolidated interim financial statements as at, and for the period ended June 30, 2017, were approved by the Executive Board on August 9, 2017.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

Unaudited

8

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2016 consolidated financial statements.

New IFRS accounting standards effective

The following standards, interpretations, amendments to standards and interpretations became effective in 2017, but have not yet been endorsed by the European Union:

◆	IAS 7 Amendment Disclosure Initiative;
◆	IAS 12 Recognition of Deferred Tax Assets for Unrealised Losses; and
◆	Annual improvements 2014-2016 Cycle.

None of these revised standards and interpretations will significantly impact the financial position or the condensed consolidated interim financial statements.

For a complete overview of IFRS standards, published before January 1, 2017, that will be applied in future years, and were not early adopted by the Group, please refer to Aegon’s Annual Report for 2016.

Future adoption of IFRS accounting standards

The IASB has issued IFRS 17 Insurance Contracts. IFRS 17 will be mandatorily effective for annual reporting periods beginning on or after January 1, 2021. It aims to provide a more consistent accounting model for insurance contracts among entities issuing insurance contracts globally. IFRS 17, together with IFRS 9 Financial Instruments, will fundamentally change the accounting in IFRS financial statements of insurance companies. Aegon has started its implementation project on both standards. Aegon expects the impact of the standards to be significant.

The endorsement process of the European Union of the new standard is expected to start in 2017. A final endorsement decision is not expected to be made in 2017.

Taxes

Taxes on income for the three month period, ended June 30, 2017, are calculated using the tax rate that is estimated to be applicable to total annual earnings.

Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

In preparing the condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimating uncertainty were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2016.

Unaudited

Condensed Consolidated Interim Financial Statements 2Q 2017	9

Exchange rates

Assets and liabilities are translated at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP

June 30, 2017	1	EUR	1.1406	0.8781

December 31, 2016	1	EUR	1.0548	0.8536
Weighted average exchange rates

			USD	GBP

Six months ended June 30, 2017	1	EUR	1.0822	0.8596

Six months ended June 30, 2016	1	EUR	1.1160	0.7784

3. Segment information

3.1 Income statement

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended June 30, 2017

Underlying earnings before tax	341	136	35	19	5	195	11	32	(44)	-	535	17	551
Fair value items	(33)	(138)	(27)	-	-	(165)	(1)	-	8	-	(191)	(25)	(216)
Realized gains / (losses) on investments	19	85	3	1	-	89	2	-	-	-	111	(3)	108
Impairment charges	(6)	(5)	-	(2)	-	(7)	-	-	-	-	(12)	-	(12)
Impairment reversals	10	4	-	-	-	4	-	-	-	-	14	-	14
Other income / (charges)	228	(8)	72	-	-	64	-	(1)	-	-	291	-	291
Run-off businesses	10	-	-	-	-	-	-	-	-	-	10	-	10
Income / (loss) before tax	570	74	83	18	5	180	12	32	(36)	-	757	(11)	746
Income tax (expense) / benefit	(171)	(15)	(26)	(2)	(2)	(45)	(13)	(10)	9	-	(228)	11	(217)
Net income / (loss)	399	59	57	16	3	135	(1)	22	(27)	-	529	-	529
Inter-segment underlying earnings	(17)	(29)	(25)	(3)	-	(57)	(1)	57	18

Revenues
Life insurance gross premiums	1,866	359	2,587	101	51	3,098	227	-	2	(2)	5,191	(133)	5,058
Accident and health insurance	559	30	8	-	1	40	22	-	-	-	621	(2)	619
General insurance	-	37	-	56	25	119	-	-	-	-	118	(25)	93
Total gross premiums	2,425	427	2,595	157	78	3,257	249	-	2	(3)	5,930	(160)	5,770
Investment income	838	569	524	12	9	1,114	60	1	77	(76)	2,014	(11)	2,002
Fee and commission income	406	88	60	10	4	162	14	147	-	(59)	670	(39)	631
Other revenues	1	-	-	-	2	3	-	-	1	-	5	(1)	4
Total revenues	3,670	1,084	3,180	179	93	4,536	322	148	81	(137)	8,619	(212)	8,407
Inter-segment revenues	-	-	-	-	-	-	1	59	78

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended June 30, 2016

Underlying earnings before tax	270	138	7	14	-	160	1	37	(35)	2	435	4	439
Fair value items	(107)	(185)	(6)	-	-	(190)	(7)	-	(54)	-	(358)	(9)	(367)
Realized gains / (losses) on investments	4	93	131	-	(1)	223	1	1	-	-	229	(2)	227
Impairment charges	(23)	(8)	-	-	-	(8)	-	-	(3)	-	(35)	-	(35)
Impairment reversals	8	4	-	-	-	4	-	-	-	-	12	-	12
Other income / (charges)	41	(20)	(681)	-	-	(701)	-	-	4	-	(656)	-	(656)
Run-off businesses	18	-	-	-	-	-	-	-	-	-	18	-	18
Income / (loss) before tax	211	22	(548)	14	-	(512)	(5)	38	(88)	2	(355)	(7)	(362)
Income tax (expense) / benefit	(40)	(4)	14	(3)	(2)	6	(5)	(14)	22	-	(30)	7	(23)
Net income / (loss)	171	19	(533)	11	(3)	(506)	(10)	24	(66)	2	(385)	-	(385)
Inter-segment underlying earnings	(46)	(27)	(23)	(4)	-	(53)	19	58	23

Revenues
Life insurance gross premiums	1,798	358	2,516	100	47	3,021	278	-	1	(21)	5,077	(102)	4,975
Accident and health insurance	553	30	8	-	-	39	23	-	3	(1)	616	(2)	615
General insurance	-	69	-	43	25	137	-	-	-	-	137	(25)	112
Total gross premiums	2,350	458	2,524	144	72	3,197	301	-	4	(22)	5,831	(129)	5,702
Investment income	900	551	555	11	10	1,127	56	1	101	(100)	2,085	(12)	2,073
Fee and commission income	406	89	22	9	4	123	15	155	-	(59)	641	(44)	597
Other revenues	1	-	-	-	1	1	1	-	1	-	3	(1)	2
Total revenues	3,658	1,098	3,101	164	86	4,448	372	156	106	(181)	8,560	(185)	8,374
Inter-segment revenues	-	-	-	-	-	-	19	59	102

Unaudited

10

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2017

Underlying earnings before tax geographically	653	254	68	36	6	364	23	69	(88)	1	1,022	25	1,048
Fair value items	(53)	(173)	(48)	-	-	(221)	-	-	30	-	(244)	(47)	(291)
Realized gains / (losses) on investments	29	147	6	2	-	156	(1)	2	-	-	187	(3)	183
Impairment charges	(11)	(12)	-	(3)	-	(14)	-	-	(2)	-	(28)	-	(28)
Impairment reversals	12	7	-	-	-	7	-	-	-	-	19	-	19
Other income / (charges)	226	(8)	80	-	-	72	-	(1)	-	-	297	-	297
Run-off businesses	41	-	-	-	-	-	-	-	-	-	41	-	41
Income / (loss) before tax	897	215	107	36	6	363	22	71	(60)	1	1,294	(25)	1,268
Income tax (expense) / benefit	(257)	(45)	(44)	(5)	(4)	(98)	(26)	(22)	15	-	(387)	25	(362)
Net income / (loss)	641	170	63	31	2	265	(4)	49	(45)	1	907	-	907
Inter-segment underlying earnings	(36)	(59)	(47)	(6)	(1)	(113)	(2)	114	37

Revenues
Life insurance gross premiums	3,832	1,052	4,474	203	105	5,835	552	-	4	(5)	10,217	(327)	9,890
Accident and health insurance	1,122	140	16	1	83	240	55	-	-	-	1,417	(15)	1,402
General insurance	-	77	-	110	49	237	-	-	1	(1)	237	(49)	187
Total gross premiums	4,954	1,270	4,490	314	237	6,312	607	-	4	(5)	11,871	(392)	11,479
Investment income	1,810	1,117	796	24	18	1,955	125	2	156	(154)	3,893	(28)	3,866
Fee and commission income	802	175	122	20	7	324	30	300	-	(118)	1,336	(84)	1,252
Other revenues	2	-	-	-	3	3	-	-	2	-	8	(2)	5
Total revenues	7,567	2,561	5,409	357	266	8,593	762	301	162	(277)	17,108	(506)	16,602
Inter-segment revenues	-	-	-	-	-	-	2	118	157

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2016

Underlying earnings before tax geographically	554	267	30	29	3	330	1	82	(72)	2	897	10	907
Fair value items	(327)	(289)	28	-	-	(261)	(5)	-	(123)	-	(716)	(22)	(737)
Realized gains / (losses) on investments	37	111	132	(1)	(2)	240	5	1	-	-	283	(3)	280
Impairment charges	(57)	(14)	-	2	-	(12)	(1)	-	(7)	1	(76)	-	(76)
Impairment reversals	10	8	-	-	-	8	-	-	-	(1)	17	-	17
Other income / (charges)	35	(20)	(680)	-	-	(700)	-	-	4	-	(662)	-	(662)
Run-off businesses	47	-	-	-	-	-	-	-	-	-	47	-	47
Income / (loss) before tax	298	63	(490)	30	2	(395)	1	82	(198)	2	(210)	(14)	(224)
Income tax (expense) / benefit	(33)	(11)	8	(5)	(4)	(12)	(10)	(26)	48	-	(32)	14	(17)
Net income / (loss)	266	52	(482)	25	(2)	(407)	(9)	56	(150)	2	(242)	-	(242)
Inter-segment underlying earnings	(95)	(50)	(47)	(8)	-	(105)	37	119	43

Revenues
Life insurance gross premiums	3,568	1,217	4,531	198	96	6,041	576	-	2	(42)	10,146	(273)	9,874
Accident and health insurance	1,100	151	19	1	72	243	56	-	7	(3)	1,403	(13)	1,390
General insurance	-	184	-	90	48	321	-	-	-	-	321	(48)	273
Total gross premiums	4,668	1,551	4,550	288	216	6,605	632	-	9	(44)	11,871	(333)	11,538
Investment income	1,816	1,074	985	22	20	2,101	112	2	205	(203)	4,033	(25)	4,008
Fee and commission income	824	175	45	18	7	245	29	323	-	(123)	1,297	(98)	1,199
Other revenues	2	-	-	-	1	1	1	-	1	-	5	(1)	4
Total revenues	7,310	2,800	5,581	328	243	8,951	775	325	215	(370)	17,206	(457)	16,749
Inter-segment revenues	-	1	-	-	-	1	39	124	207

3.2 Performance measure

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Performance measure

A non-IFRS performance measure of reporting segments utilized by the Company is underlying earnings before tax. Underlying earnings before tax reflects Aegon’s profit from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility, updates to best estimate actuarial and economic assumptions and model updates or events that are considered outside the normal course of business. Note that, as disclosed in the 2016 Annual Report, Aegon changed the measurement of underlying earnings before tax to exclude the impact of actuarial assumption updates. In addition, updates to economic assumptions previously recorded in fair value items, are recorded in Other income / (charges). These changes resulted in a shift of EUR 20 million (negative) in The Netherlands from Fair value items to Other income/charges in the 2Q 2016 numbers.

Aegon believes that its non-IFRS performance measure, underlying earnings before tax, provides meaningful supplemental information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using underlying earnings before tax. While many other insurers in Aegon’s peer group present substantially similar performance measures, the performance measures presented in this document may nevertheless differ from the performance measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards.

Unaudited

Condensed Consolidated Interim Financial Statements 2Q 2017	11

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

The items that are excluded from underlying earnings before tax as described further below are: fair value items, realized gain or losses on investments, impairment charges/reversals, other income or charges, run-off businesses and share in earnings of joint ventures and associates.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings before tax.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Certain assets held by Aegon are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings before tax exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis and the total return annuities and guarantees on variable annuities. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings before tax is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return.

The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon the Netherlands, VA Europe (included in United Kingdom) and Japan are excluded from underlying earnings before tax, and the long-term expected return for these guarantees is set at zero. In addition, fair value items include market related results on our loyalty bonus reserves in the United Kingdom. The value of these reserves are directly related to policyholder investments which value is directly impacted by movements in equity and bond markets.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings before tax and reported under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Unaudited

12

Impairment charges/reversals

Impairment charges include impairments on available-for-sale debt securities, shares including the effect of deferred policyholder acquisition costs, mortgage loans and other loan portfolios at amortized cost, joint ventures and associates. Impairment reversals include reversals on available-for-sale debt securities.

Other income or charges

Other income or charges includes: a) items which cannot be directly allocated to a specific line of business; b) the impact of actuarial and economic assumption and model updates used to support calculations of our liabilities for insurance and investment contracts sold to policyholders and related assets; and c) items that are outside the normal course of business, including restructuring charges. In the condensed consolidated interim financial statements, these restructuring charges are included in operating expenses. Actuarial assumption and model updates are recorded in Claims and Benefits in the IFRS income statement.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line includes results related to the run-off of the institutional spread-based business, structured settlements blocks of business, bank-owned and corporate-owned life insurance (BOLI/COLI) business (until April 1, 2017, please refer to note 26 Acquisitions/divestments for more information on the divestment of this business), and the sale of the life reinsurance business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings before tax.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom, Mexico and France are reported on an underlying earnings before tax basis.

Unaudited

Condensed Consolidated Interim Financial Statements 2Q 2017	13

3.3 Investments

Amounts included in the tables on investments are presented on an IFRS basis.

											EUR millions
June 30, 2017	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holdings and other activities	Eliminations	Total EUR
Investments
Shares	708	629	106	54	5	795	1	2	62	-	1,567
Debt securities	57,680	21,338	1,984	671	660	24,653	5,095	-	-	-	87,429
Loans	8,955	29,477	-	292	50	29,819	6	-	-	-	38,780
Other financial assets	10,114	321	131	7	5	463	-	144	21	-	10,742
Investments in real estate	677	1,331	-	3	15	1,349	-	-	-	-	2,026
Investments general account	78,134	53,096	2,221	1,028	734	57,079	5,102	146	83	-	140,544
Shares	-	9,408	15,199	294	14	24,916	-	-	-	(5)	24,910
Debt securities	3,399	13,950	9,849	236	9	24,044	-	-	-	-	27,444
Unconsolidated investment funds	100,148	-	37,191	880	70	38,142	-	-	-	-	138,290
Other financial assets	664	2,634	3,659	7	1	6,301	-	-	-	-	6,965
Investments in real estate	-	-	669	-	-	669	-	-	-	-	669
Investments for account of policyholders	104,212	25,992	66,567	1,418	94	94,071	-	-	-	(5)	198,278

Investments on balance sheet	182,346	79,088	68,789	2,446	828	151,151	5,102	146	83	(5)	338,822
Off balance sheet investments third parties	233,375	997	108,455	3,502	531	113,485	2,733	129,530	-	(1,031)	478,093
Total revenue generating investments	415,722	80,085	177,243	5,948	1,360	264,636	7,835	129,676	83	(1,037)	816,915
Investments
Available-for-sale	63,318	20,784	2,115	717	669	24,286	5,074	142	21	-	92,842
Loans	8,955	29,477	-	292	50	29,819	6	-	-	-	38,780
Financial assets at fair value through profit or loss	109,396	27,496	66,004	1,433	94	95,028	22	4	62	(5)	204,506
Investments in real estate	677	1,331	669	3	15	2,018	-	-	-	-	2,694
Total investments on balance sheet	182,346	79,088	68,789	2,446	828	151,151	5,102	146	83	(5)	338,822

Investments in joint ventures	6	931	-	-	493	1,424	128	109	-	-	1,666
Investments in associates	92	33	8	2	-	43	19	119	(1)	-	272
Other assets	36,595	16,533	6,053	296	222	23,089	2,583	285	29,899	(28,602)	63,864
Consolidated total assets	219,039	96,585	74,849	2,744	1,543	175,707	7,832	659	29,982	(28,608)	404,625

											EUR millions
December 31, 2016	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holdings and other activities	Eliminations	Total EUR
Investments
Shares	793	334	84	35	4	457	-	2	62	-	1,314
Debt securities	70,766	23,741	2,036	633	683	27,093	5,310	-	-	-	103,169
Loans	10,820	28,627	-	303	45	28,975	18	-	-	-	39,812
Other financial assets	9,924	358	115	10	-	483	-	88	23	-	10,519
Investments in real estate	743	1,238	-	3	15	1,256	-	-	-	-	1,999
Investments general account	93,046	54,298	2,236	983	747	58,264	5,328	90	85	-	156,813
Shares	-	9,689	15,503	295	13	25,499	-	-	-	(7)	25,492
Debt securities	4,779	15,434	9,847	235	10	25,526	-	-	-	-	30,305
Unconsolidated investment funds	102,534	-	36,600	879	64	37,543	-	-	-	-	140,077
Other financial assets	27	2,862	4,150	9	1	7,022	-	-	-	-	7,049
Investments in real estate	-	-	686	-	-	686	-	-	-	-	686
Investments for account of policyholders	107,341	27,985	66,786	1,418	88	96,276	-	-	-	(7)	203,610

Investments on balance sheet	200,387	82,283	69,021	2,401	834	154,540	5,328	90	85	(7)	360,423
Off balance sheet investments third parties	240,072	952	5,333	3,154	507	9,946	2,734	130,889	-	(864)	382,776
Total revenue generating investments	440,458	83,235	74,354	5,556	1,342	164,487	8,061	130,979	85	(871)	743,200
Investments
Available-for-sale	77,918	23,044	2,152	660	687	26,544	5,289	87	23	-	109,860
Loans	10,820	28,627	-	303	45	28,975	18	-	-	-	39,812
Financial assets at fair value through profit or loss	110,906	29,374	66,183	1,436	88	97,080	21	4	62	(7)	208,066
Investments in real estate	743	1,238	686	3	15	1,942	-	-	-	-	2,685
Total investments on balance sheet	200,387	82,283	69,021	2,401	834	154,540	5,328	90	85	(7)	360,423

Investments in joint ventures	7	877	-	-	495	1,373	134	99	-	-	1,614
Investments in associates	95	21	8	2	-	30	21	125	(1)	-	270
Other assets	31,003	15,260	12,718	293	170	28,426	3,122	293	31,107	(30,338)	63,627
Consolidated total assets	231,493	98,441	81,747	2,696	1,500	184,370	8,604	607	31,192	(30,345)	425,935

Unaudited

14

4. Premium income and premiums paid to reinsurers

EUR millions	2Q 2017	2Q 2016	YTD 2017	YTD 2016

Premium income
Life insurance	5,058	4,975	9,890	9,874
Non-life insurance	712	727	1,590	1,664
Total premium income	5,770	5,702	11,479	11,538
Accident and health insurance	619	615	1,402	1,390
General insurance	93	112	187	273
Non-life Insurance premium income	712	727	1,590	1,664

Premiums paid to reinsurers [1]
Life insurance	1,062	757	1,813	1,403
Non-life insurance	59	63	120	131
Total premiums paid to reinsurers	1,121	820	1,933	1,534
Accident and health insurance	56	60	114	124
General insurance	3	3	6	7
Non-life Insurance paid to reinsurers	59	63	120	131

1 Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement – refer to note 9 - Benefits and expenses.

Premium income Life includes EUR 1,420 million for 2Q 2017 and EUR 2,193 million for YTD 2017 (2Q 2016: EUR 1,317 million, YTD 2016 EUR 2,118 million) of premiums related to insurance policies upgraded to the retirement platform in the UK.

5. Investment income

EUR millions	2Q 2017	2Q 2016	YTD 2017	YTD 2016

Interest income	1,512	1,562	3,148	3,269
Dividend income	458	481	650	675
Rental income	33	30	68	64
Total investment income	2,002	2,073	3,866	4,008

Investment income related to general account	1,365	1,374	2,828	2,867
Investment income for account of policyholders	638	699	1,037	1,141
Total	2,002	2,073	3,866	4,008

6. Income from reinsurance ceded

The income from reinsurance ceded increased by EUR 1.0 billion in 2Q 2017 compared to 2Q 2016. This is mainly the result of the new reinsurance transaction related to the pay out annuity business and BOLI/COLI. Due to the transaction the liabilities for insurance contracts increased by EUR 0.9 billion resulting from loss recognition and then were ceded to a reinsurance company. The loss recognition is reflected in the benefits and expenses line (within claims and benefits) and is offset by an equal increase in the income from reinsurance ceded. As a result there is a nil net impact in the income statement. For more details on the divestment of these businesses refer to note 26 Acquisitions/divestments.

Unaudited

Condensed Consolidated Interim Financial Statements 2Q 2017	15

7. Results from financial transactions

EUR millions	2Q 2017	2Q 2016	YTD 2017	YTD 2016

Net fair value change of general account financial investments at FVTPL other than derivatives	58	7	84	(65)
Realized gains /(losses) on financial investments	143	228	220	281
Gains /(losses) on investments in real estate	26	8	50	26
Net fair value change of derivatives	(852)	(272)	(1,296)	166
Net fair value change on for account of policyholder financial assets at FVTPL	3,269	4,865	10,267	6,462
Net fair value change on investments in real estate for account of policyholders	8	(33)	15	(25)
Net foreign currency gains /(losses)	(10)	7	(7)	24
Net fair value change on borrowings and other financial liabilities	(4)	6	-	(3)
Realized gains /(losses) on repurchased debt	(1)	1	(1)	1
Total	2,637	4,817	9,332	6,867

The decrease of the net fair value change on for account of policyholder financial assets at FVTPL in 2Q 2017 compared to 2Q 2016 is mainly driven by equity markets and interest rate movements.

Net fair value change on for accounts of policyholder financial assets at FVTPL is offset by amounts in the Claims and benefits line reported in note 9 - Benefits and expenses.

8. Other income

Other income of EUR 318 million in the second quarter of 2017 mainly related to a book gain of EUR 231 million (USD 250 million) related to the divestment of the payout annuity business and the Bank Owned Life Insurance / Corporate Owned Life Insurance business (BOLI/COLI) in the US. For more details on the divestment of these businesses refer to note 26 Acquisitions/divestments. Furthermore, a release of an expense reserve of EUR 82 million (GBP 71 million) was recorded that was embedded in the liabilities for insurance contracts following the completion of the Part VII transfer to Rothesay Life. For more details on the completion of the Part VII transfer to Rothesay Life refer to note 24 Assets and Liabilities held for sale and note 26 Acquisitions/divestments.

9. Benefits and expenses

EUR millions	2Q 2017	2Q 2016	YTD 2017	YTD 2016

Claims and benefits	11,662	13,047	25,845	23,088
Employee expenses	569	559	1,159	1,155
Administration expenses	379	320	719	631
Deferred expenses	(260)	(311)	(521)	(634)
Amortization charges	191	208	395	484
Total	12,541	13,823	27,596	24,724

The following table provides an analysis of “claims and benefits”:

EUR millions	2Q 2017	2Q 2016	YTD 2017	YTD 2016

Benefits and claims paid life	5,493	5,413	11,723	10,124
Benefits and claims paid non-life	496	530	1,000	1,068
Change in valuation of liabilities for insurance contracts	5,319	5,449	10,798	8,449
Change in valuation of liabilities for investment contracts	(1,437)	111	(976)	394
Other	(13)	(10)	(23)	(15)
Policyholder claims and benefits	9,858	11,493	22,523	20,020
Premium paid to reinsurers	1,121	820	1,933	1,534
Profit sharing and rebates	6	4	12	11
Commissions	676	729	1,377	1,524
Total	11,662	13,047	25,845	23,088

Unaudited

16

The lines “change in valuation of liabilities for insurance contracts” and “change in valuation of liabilities for investment contracts” reflect changes in technical provisions resulting from net fair value changes on for account of policyholder financial assets at fair value through P&L included in Results from financial transactions (note 7) of EUR 3,269 million (2Q 2016: EUR 4,865 million). In addition, the line “change in valuation of liabilities for insurance contracts” includes a decrease of technical provisions for life insurance contracts of EUR 161 million (2Q 2016: increase of EUR 1,163 million).

10. Impairment charges/(reversals)

EUR millions	2Q 2017	2Q 2016	YTD 2017	YTD 2016

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables	11	34	28	79
Impairment reversals on financial assets, excluding receivables	(14)	(12)	(19)	(17)
Impairment charges / (reversals) on non-financial assets and receivables	-	(2)	1	(2)
Total	(3)	20	10	60

Impairment charges on financial assets, excluding receivables, from:
Shares	-	-	-	1
Debt securities and money market instruments	5	11	11	39
Loans	6	10	14	13
Other	-	9	-	19
Investments in associates	-	3	2	7
Total	11	34	28	79

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(10)	(7)	(11)	(8)
Loans	(4)	(5)	(7)	(9)
Other	(1)	-	(1)	-
Total	(14)	(12)	(19)	(17)

11. Investments

EUR millions	June 30, 2017	Dec. 31, 2016

Available-for-sale (AFS)	92,842	109,860
Loans	38,780	39,812
Financial assets at fair value through profit or loss (FVTPL)	6,896	5,142
Financial assets, for general account, excluding derivatives	138,519	154,814
Investments in real estate	2,026	1,999
Total investments for general account, excluding derivatives	140,544	156,813

Unaudited

Condensed Consolidated Interim Financial Statements 2Q 2017	17

Financial assets, for general account, excluding derivatives

EUR millions	AFS	FVTPL	Loans	Total

Shares	975	592	-	1,567
Debt securities	83,578	3,851	-	87,429
Money market and other short-term investments	7,156	313	-	7,470
Mortgages loans	-	-	33,258	33,258
Private loans	-	-	3,285	3,285
Deposits with financial institutions	-	-	134	134
Policy loans	-	-	2,006	2,006
Other	1,133	2,140	97	3,370
June 30, 2017	92,842	6,896	38,780	138,519

	AFS	FVTPL	Loans	Total

Shares	824	490	-	1,314
Debt securities	101,054	2,115	-	103,169
Money market and other short-term investments	6,776	317	-	7,093
Mortgages loans	-	-	34,206	34,206
Private loans	-	-	3,166	3,166
Deposits with financial institutions	-	-	129	129
Policy loans	-	-	2,207	2,207
Other	1,206	2,219	104	3,529
December 31, 2016	109,860	5,142	39,812	154,814

The decrease of EUR 16.3 billion in financial assets, for general account, excluding derivatives compared to December 31, 2016 is mainly driven by the disposal of debt securities related to the divestment of the payout annuity business and Bank Owned Life Insurance / Corporate Owned Life Insurance business (BOLI/COLI) in the Americas next to currency translation adjustments.

12. Investments for account of policyholders

EUR millions	June 30, 2017	Dec. 31, 2016

Shares	24,910	25,492
Debt securities	27,444	30,305
Money market and short-term investments	1,882	1,231
Deposits with financial institutions	2,386	2,951
Unconsolidated investment funds	138,290	140,077
Other	2,697	2,868
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	197,609	202,924
Investment in real estate	669	686
Total investments for account of policyholders	198,278	203,610

13. Reinsurance assets

Reinsurance assets increased by EUR 8.7 billion compared to December 31, 2016 mainly due to the divestment of the payout annuity business and the Bank Owned Life Insurance / Corporate Owned Life Insurance business (BOLI/COLI) in the US. For more details on the divestment of these businesses refer to note 26 Acquisitions/divestments.

14. Derivatives

The movements in fair value of derivatives on both the asset and liability side of the condensed consolidated statement of financial position mainly result from changes in interest rates and other market movements during the period, as well as purchases, disposals and maturities. The divestment of the payout annuity business and Bank Owned Life Insurance / Corporate Owned Life Insurance (BOLI/COLI) business in the Americas contributed to the decrease of derivative assets with EUR 259 million compared to December 31, 2016.

Unaudited

18

15. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total

As at June 30, 2017
Financial assets carried at fair value
Available-for-sale investments
Shares	165	286	524	975
Debt securities	26,808	55,219	1,551	83,578
Money markets and other short-term instruments	-	7,156	-	7,156
Other investments at fair value	-	399	734	1,133
Total Available-for-sale investments	26,972	63,061	2,809	92,842
Fair value through profit or loss
Shares	332	121	139	592
Debt securities	1,822	2,024	5	3,851
Money markets and other short-term instruments	-	313	-	313
Other investments at fair value	2	882	1,256	2,140
Investments for account of policyholders [1]	118,098	77,747	1,765	197,609
Derivatives	56	6,988	103	7,148
Total Fair value through profit or loss	120,310	88,075	3,268	211,653
Total financial assets at fair value	147,282	151,136	6,077	304,495
Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	41,042	185	41,228
Borrowings [3]	-	570	-	570
Derivatives	33	6,170	2,092	8,294
Total financial liabilities at fair value	33	47,782	2,277	50,092
Fair value hierarchy
EUR millions	Level I	Level II	Level III	Total

As at December 31, 2016
Financial assets carried at fair value
Available-for-sale investments
Shares	119	312	393	824
Debt securities	29,386	69,702	1,966	101,054
Money markets and other short-term instruments	-	6,776	-	6,776
Other investments at fair value	-	453	754	1,206
Total Available-for-sale investments	29,504	77,243	3,112	109,860
Fair value through profit or loss
Shares	288	152	50	490
Debt securities	27	2,082	6	2,115
Money markets and other short-term instruments	-	317	-	317
Other investments at fair value	1	961	1,257	2,219
Investments for account of policyholders [1]	125,997	75,202	1,726	202,924
Derivatives	41	8,169	108	8,318
Total Fair value through profit or loss	126,355	86,883	3,146	216,384
Total financial assets at fair value	155,860	164,126	6,259	326,244
Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	42,627	176	42,803
Borrowings [3]	-	610	-	610
Derivatives	64	6,347	2,467	8,878
Total financial liabilities at fair value	64	49,584	2,643	52,290

1 The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.

2 The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.

3 Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Unaudited

Condensed Consolidated Interim Financial Statements 2Q 2017	19

Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and II for financial assets and financial liabilities recorded at fair value on a recurring basis during the six month period ended June 30, 2017.

Fair value transfers
EUR millions	YTD 2017		Full Year 2016
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value Available-for-sale investments
Debt securities	-	-	5	69
Total	-	-	5	69
Fair value through profit or loss
Investments for account of policyholders	-	8	3	(1)
Total	-	8	3	(1)
Total financial assets at fair value	-	9	8	68

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments
EUR millions	January 1, 2017	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	June 30, 2017	Total unrealized gains and losses for the period recorded in the P&L for instruments held at June 30, 2017 ³
Financial assets carried at fair value available-for-sale investments
Shares	393	46	(37)	247	(68)	(35)	(21)	-	-	-	524	-
Debt securities	1,966	34	(11)	290	(154)	(416)	(112)	-	70	(117)	1,551	-
Other investments at fair value	754	(62)	-	124	(23)	(3)	(59)	-	1	-	734	-
	3,112	18	(48)	661	(245)	(454)	(191)	-	71	(117)	2,809	-
Fair value through profit or loss
Shares	50	(9)	-	98	-	-	-	-	-	-	139	(9)
Debt securities	6	-	-	-	-	-	-	-	-	-	5	-
Other investments at fair value	1,257	23	-	170	(144)	-	(99)	-	157	(107)	1,256	20
Investments for account of policyholders	1,726	1	-	308	(213)	-	(18)	-	-	(39)	1,765	12
Derivatives	108	23	-	-	1	-	(3)	(26)	-	-	103	21
	3,146	37	-	576	(356)	-	(121)	(26)	158	(146)	3,268	45
Financial liabilities carried at fair value
Investment contracts for account of policyholders	176	(5)	-	32	(9)	-	(7)	-	-	(1)	185	(3)
Derivatives	2,467	(680)	-	-	355	-	(50)	-	-	-	2,092	(714)
	2,643	(686)	-	32	346	-	(57)	-	-	(1)	2,277	(717)
EUR millions	January 1, 2016	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	December 31, 2016	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2016 ³
Financial assets carried at fair value available-for-sale investments
Shares	293	27	(7)	161	(92)	(1)	11	-	-	-	393	-
Debt securities	4,144	1	92	443	(262)	(287)	39	-	651	(2,854)	1,966	-
Other investments at fair value	928	(177)	20	240	(133)	(141)	18	-	-	(1)	754	-
	5,365	(150)	105	845	(487)	(429)	68	-	651	(2,856)	3,112	-
Fair value through profit or loss
Shares	-	3	-	48	-	-	-	-	-	-	50	3
Debt securities	6	(1)	-	-	-	-	-	-	-	-	6	-
Other investments at fair value	1,265	(44)	-	178	(277)	-	35	-	419	(321)	1,257	(42)
Investments for account of policyholders	1,745	22	-	469	(395)	-	(35)	-	8	(88)	1,726	23
Derivatives	222	(285)	-	75	108	-	(12)	-	-	-	108	(287)
	3,239	(305)	-	770	(564)	-	(11)	-	427	(409)	3,146	(303)
Financial liabilities carried at fair value								-
Investment contracts for account of policyholders	156	(14)	-	45	(12)	-	2	-	-	(2)	176	1
Derivatives	2,104	542	-	-	(207)	-	28	-	-	-	2,467	562
	2,260	528	-	45	(219)	-	31	-	-	(2)	2,643	563

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

Unaudited

20

During the first six months of 2017, Aegon transferred certain financial instruments from Level I and II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 229 million (full year 2016: EUR 1,077 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during the first six months of 2017, Aegon transferred EUR 264 million (full year 2016: EUR 3,266 million) of financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

The following table presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

Overview of significant unobservable inputs
EUR millions	Carrying amount June 30, 2017	Valuation technique [1]		Significant unobservable input [2]	Range (weighted average)
Financial assets carried at fair value available-for-sale investments
Shares	243	Net asset value [4]		n.a.	n.a.
	282	Other		n.a.	n.a.
	524
Debt securities
	1,112	Broker quote		n.a.	n.a.
	117	Discounted cash flow		Credit spread	0.90% - 3.09% (1.39%)
	321	Other		n.a.	n.a.
	1,551
Other investments at fair value
Tax credit investments	669	Discounted cash flow		Discount rate	5.5%
Investment funds	34	Net asset value [4]		n.a.	n.a.
Other	31	Other		n.a.	n.a.
June 30, 2017	734

Fair value through profit or loss
Shares	139	Other		n.a.	n.a.
Debt securities	5	Other		n.a.	n.a.
	144
Other investments at fair value
Investment funds	1,251	Net asset value	[4]	n.a.	n.a.
Other	6	Other		n.a.	n.a.
	1,256
Derivatives

Longevity swap	5	Discounted cash flow		Mortality	n.a.
Longevity swap	41	Discounted cash flow		Risk free rate	0.48% - 2.27% (2.11%)
Other	54	Other		n.a.	n.a.
June 30, 2017	101
Total financial assets at fair value [3]	4,310

Financial liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	2,080	Discounted cash flow		Own Credit spread	0.30% - 0.35% (0.31%)
Other	11	Other		n.a.	n.a.
Total financial liabilities at fair value	2,092

1 Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.

2 Not applicable (n.a.) has been included when no significant unobservable assumption has been identified.

3 Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 2 million.

4 Net asset value is considered the best approximation to the fair value of these financial instruments.

Unaudited

Condensed Consolidated Interim Financial Statements 2Q 2017	21

The description of Aegon’s methods of determining fair value is included in the consolidated financial statements for 2016. For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for illiquidity are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 218 million (December 31, 2016: EUR 237 million) that are measured at par, which are reported as part of Other in the column Valuation technique. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

Debt securities

Aegon’s portfolio of debt securities can be subdivided in Residential mortgage-backed securities (RMBS), Commercial mortgage-backed securities (CMBS), Asset-backed securities (ABS), Corporate bonds and Government debt. Below relevant details in the valuation methodology for these specific types of debt securities are described.

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy which uses a waterfall approach that starts with market prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction.

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases, the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjusts this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. The weighted average credit spread used in valuation of corporate bonds has decreased to 1.4% (December 31, 2016: 3.1%).

If available, Aegon uses quoted market prices in active markets to determine the fair value of its Government debt investments. If Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits/tax benefits (and the timing of those cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments has decreased to 5.5% (December 31, 2016: 5.6%).

Unaudited

22

Investment funds

Investment funds include real estate funds, private equity funds and hedge funds. The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (“OTC”) derivatives represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

Some OTC derivatives are so-called longevity derivatives. The payout of longevity derivatives is linked to publicly available mortality tables. The derivatives are measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. The most significant unobservable input for these derivatives is the (projected) mortality development.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA (International Swaps and Derivatives Association) master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Embedded derivatives in insurance contracts including guarantees

All bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum investment return guarantees on insurance products offered in the Netherlands, including group pension and traditional products; variable annuities sold in Europe and Japan.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are based on discounted cash flows calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic models under a variety of market return scenarios. A variety of factors are considered including credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is discount rate. The credit spread used in the valuations of embedded derivatives in insurance contracts has decreased to 0.3% (December 31, 2016: 0.4%).

Unaudited

Condensed Consolidated Interim Financial Statements 2Q 2017	23

The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy.

Effect of reasonably possible alternative assumptions

The effect of changes in unobservable inputs on fair value measurement were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2016.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount June 30, 2017	Total estimated fair value June 30, 2017	Carrying amount December 31, 2016	Total estimated fair value December 31, 2016
Assets
Mortgage loans - held at amortized cost	33,258	37,366	34,206	38,499
Private loans - held at amortized cost	3,285	3,636	3,166	3,569
Other loans - held at amortized cost	2,237	2,237	2,441	2,441

Liabilities
Subordinated borrowings - held at amortized cost	765	883	767	844
Trust pass-through securities - held at amortized cost	143	137	156	141
Borrowings - held at amortized cost	14,297	14,663	12,543	12,935
Investment contracts - held at amortized cost	17,261	17,622	19,217	19,748

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

16. Deferred expenses

EUR millions	June 30, 2017	Dec. 31, 2016

Deferred policy acquisition costs (DPAC) for insurance contracts and investment contracts with discretionary participation features	10,060	10,882
Deferred cost of reinsurance	50	60
Deferred transaction costs for investment management services	456	481
Total deferred expenses	10,565	11,423

The divestment of the payout annuity business and Bank Owned Life Insurance / Corporate Owned Life Insurance business (BOLI/COLI) in the Americas resulted in a write off regarding deferred policy acquisition costs of EUR 205 million. In addition, deferred policy acquisition costs are predominantly impacted by unfavorable currency translation adjustments.

Unaudited

24

17. Intangible assets

EUR millions	June 30, 2017	Dec. 31, 2016

Goodwill	332	294
VOBA	1,213	1,399
Future servicing rights	57	64
Software	47	50
Other	39	12
Total intangible assets	1,688	1,820

Intangible assets, except for goodwill, are predominantly impacted by periodic amortization of balances and changes in foreign exchange rates. The acquisition of Cofunds Ltd. in January 2017 resulted in the addition of “customer intangibles” (included in the line “Other”) amounting to EUR 29 million and goodwill amounting to EUR 56 million. The divestment of the payout annuity business and Bank Owned Life Insurance / Corporate Owned Life Insurance business (BOLI/COLI) in the Americas resulted in a write off of VOBA of EUR 18 million.

18. Share capital

EUR millions	June 30, 2017	Dec. 31, 2016

Share capital - par value	319	319
Share premium	7,752	7,873
Total share capital	8,071	8,193

Share capital - par value
Balance at January 1	319	328
Dividend	-	1
Shares withdrawn	-	(10)
Balance	319	319

Share premium
Balance at January 1	7,873	8,059
Share dividend	(122)	(186)
Balance	7,752	7,873

Basic and diluted earnings per share

EUR millions	2Q 2017	2Q 2016	YTD 2017	YTD 2016

Earnings per share (EUR per share)
Basic earnings per common share	0.24	(0.20)	0.41	(0.15)
Basic earnings per common share B	0.01	(0.01)	0.01	-
Diluted earnings per common share	0.24	(0.20)	0.41	(0.15)
Diluted earnings per common share B	0.01	(0.01)	0.01	-

Earnings per share calculation
Net income / (loss) attributable to owners of Aegon N.V.	529	(385)	907	(242)
Coupons on other equity instruments	(29)	(29)	(64)	(64)
Earnings attributable to common shares and common shares B	499	(415)	843	(306)

Earnings attributable to common shareholders	496	(412)	837	(304)
Earnings attributable to common shareholders B	3	(3)	6	(2)

Weighted average number of common shares outstanding (in millions)	2,030	2,038	2,028	2,061
Weighted average number of common shares B outstanding (in millions)	570	580	569	583

Unaudited

Condensed Consolidated Interim Financial Statements 2Q 2017	25

Final dividend 2016

It was decided in the Annual General Meeting of Shareholders on May 19, 2017, to pay a final dividend for the year 2016 of EUR 0.13 per common share. After taking into account the interim dividend 2016 of EUR 0.13 per common share, this resulted in a total 2016 dividend of EUR 0.26 per common share. Final dividend for the year and total 2016 dividend per common share B amounted to 1/40th of the dividend paid on common shares.

The final dividend 2016 is paid in cash or in stock at the election of the shareholder. The value of the stock dividend and the cash dividend are approximately equal in value and 46% of shareholders elected to receive the stock dividend. Those who elected to receive a stock dividend will receive one Aegon common share for every 35 common shares held. The stock fraction is based on Aegon’s average share price as quoted on Euronext Amsterdam, using the high and low of each of the five trading days from June 12 up to and including June 16, 2017. The average share price calculated on this basis amounted to EUR 4.5254. The dividend was paid as of June 23, 2017.

19. Insurance contracts

Insurance contracts decreased by EUR 6.7 billion to EUR 112.9 billion compared to December 31, 2016 mainly due to changes in foreign exchange rates.

20. Insurance contracts for account of policyholders

Insurance contracts for account of policyholders decreased by EUR 958 million to 120.0 billion compared to December 31, 2016. An increase in insurance liabilities driven by received gross premiums and deposits, and by an increase in the market value of underlying assets, was more than offset by changes in foreign exchange rates and insurance liabilities released.

21. Investment contracts

Investment contracts decreased by EUR 2.0 billion to EUR 17.6 billion compared to December 31, 2016 mainly due to an accelerated reduction of runoff balances in March 2017.

22. Investment contracts for account of policyholders

Investment contracts for account of policyholders decreased by EUR 3.9 billion to 80.9 billion compared to December 31, 2016 mainly due to changes in foreign exchange rates.

23. Borrowings

EUR millions	June 30, 2017	Dec. 31, 2016

Capital funding	2,325	2,386
Operational funding	12,542	10,766
Total borrowings	14,867	13,153

Included in borrowings is EUR 570 million relating to borrowings measured at fair value (December 31, 2016: EUR 610 million).

During the first six months of 2017, the operational funding increased EUR 1.8 billion due to new FHLB advances.

24. Assets and Liabilities held for sale

In 2016, Aegon reclassed certain assets and liabilities to the assets and liabilities held for sale line, following the sale of its UK annuity portfolio. In 2017, following court approval on the Part VII1 transfer, the sale of the annuity portfolio to Rothesay Life has been completed. As a consequence the assets held for sale reduced by EUR 6,381 million (GBP 5,489 million) and the liabilities held for sale reduced by EUR 6,472 million (GBP 5,568 million). Also refer to note 26 Acquisitions/divestments.

1 A Part VII transfer is a court-sanctioned legal transfer of some or all of the policies of one company to another governed by Part VII of the Financial Services and Markets Act 2000.

Unaudited

26

25. Commitments and contingencies

The U.S. Securities and Exchange Commission is conducting a formal investigation related to certain investment strategies offered through mutual funds, variable products and separately managed accounts. These strategies used quantitative models developed by one of the former portfolio managers of Aegon’s US investment management business unit. Among other things, the investigation relates to the operation of and/or the existence of errors in the quantitative models in question and related disclosures. The funds and strategies under review were sub-advised, advised or marketed by Aegon’s US group companies. The models are no longer being used, although some of the funds are still being offered. The money management strategies are no longer being offered. Aegon is cooperating fully with the investigation.

Government investigations, including this one, may result in the institution of administrative, injunctive or other proceedings and/or the imposition of monetary fines, penalties and/or disgorgement, as well as other remedies, sanctions, damages and restitutionary amounts. While Aegon is unable to predict what action, if any, the SEC might take and is unable to predict the costs to or other impact on Aegon of any such action, there can be no assurances that this matter or other government investigations will not have a material and adverse effect on Aegon’s reputation, financial position, results of operations or liquidity.

26. Acquisitions / divestments

On January 1, 2017 Aegon completed the acquisition of Cofunds Ltd., following regulatory approval. The purchase of the Cofunds Ltd. business was done through a sale and purchase agreement to acquire all the shares and platform assets. The total consideration of the acquisition amounted to GBP 147 million (EUR 171 million). The fair value of the net assets amounted to GBP 99 million (EUR 116 million), of which GBP 25 million (EUR 29 million) related to “customer intangibles”, resulting in goodwill of GBP 48 million (EUR 56 million). The value of the transferred customer investments as per January 1, 2017 amounted to approximately GBP 82 billion (EUR 96 billion) and are not recognized on Aegon’s balance sheet.

On June 28, 2017 Aegon completed its transaction to divest its two largest US run-off businesses, the payout annuity business and Bank Owned Life Insurance/ Corporate Owned Life Insurance business (BOLI/COLI). Under the terms of the agreement, Aegon’s Transamerica life subsidiaries will reinsure USD 14 billion of liabilities. The transaction resulted in a book gain of USD 250 million (EUR 231 million), reported in the line other income in the condensed consolidated income statement. The book gain consisted of a loss on the reinsurance transaction which is more than offset by the reclassification of gains from Other Comprehensive Income following the disposal of assets to fund the transaction.

The loss on the reinsurance transaction amounted to USD 1,813 million (EUR 1,675 million) being the difference of the reinsurance premium paid and the reinsurance asset received related to the insurance liabilities. Upon disposal an amount of USD 979 million (EUR 905 million) and USD 1,018 million (EUR 941 million) respectively related to revaluation reserves and cash flow hedging reserves has been reclassified from Other Comprehensive Income into the income statement. Gains on sale of certain assets carried at amortized cost backing the insurance liabilities amount to USD 94 million (EUR 87 million). Other expenses related to the transaction, including cost of sale, amounted to USD 28 million (EUR 26 million).

On June 30, 2017, following court approval on the Part VII transfer, the sale of the annuity portfolio to Rothesay Life has been completed. The UK annuity portfolio was included in the United Kingdom operating segment. For more details related to the sale of the UK annuity portfolio, refer to the Annual Report 2016.

Unaudited

Condensed Consolidated Interim Financial Statements 2Q 2017	27

27. Post reporting date events

Capital management and solvency

On August 8, 2017, Aegon received a confirmation from the Dutch Central Bank (DNB) to apply a revised method to calculate the Solvency II contribution of the Aegon US Insurance entities under Deduction & Aggregation (D&A), affecting Aegon’s tiering of capital, retrospectively as of Q2, 2017. It includes lowering of the conversion factor from 250% to 150% RBC Company Action Level and reducing own funds by a 100% RBC Company Action Level requirement to reflect transferability restrictions. The methodology is subject to annual review. This methodology is consistent with EIOPA’s guidance on group solvency calculation in the context of equivalence, and in line with methods applied by other European peer companies. As a consequence, this adjustment improves the comparability of capital positions of European insurance groups with substantial insurance activities in the US. The impact on Tiering is included in the table in the Capital quality section below. Aegon will manage its available capital on the new basis.

Capital adequacy

The capitalization of the Aegon Group and its operating units is managed in relation to the most stringent of local regulatory requirements, rating agency requirements and self-imposed criteria. Aegon manages its Solvency II capital in relation to the required capital. Under Aegon’s updated capital management framework the own funds are managed in such a way that the Group Solvency II ratio remains within the target range of 150% – 200%.

This target range has recently been updated (previous target range: 140% - 170%) with the update of Aegon’s group capital management policy. Togethe with this capital policy update, the calculation method for the Group solvency ratio has been adjusted after agreement of Aegon’s group regulator.

Capital quality

Aegon’s capital consists of 3 Tiers that indicate its quality of the capital. It is noted that the Group own funds do not include any contingent liability potentially arising from unit-linked products sold, issued or advised on by Aegon in the Netherlands in the past as the potential liability cannot be reliably quantified at this point.

The revised method does not have a financial impact on IFRS shareholders’ equity as at June 30, 2017. In August 2017 this revised method was confirmed by DNB. The revised methodology will be the basis for managing capital in the future.

The table below shows the tiers in which Aegon’s capital is divided:

	June 30, 2017 1), 2) Available own funds	June 30, 2017 (old method) 1) Available own funds	December 31, 2016 (old method) Available own funds
Tier 1 - unrestricted	10,529	11,102	10,656
Tier 1 - restricted	3,646	3,647	3,817
Tier 2	1,226	1,226	1,291
Tier 3	787	2,111	2,355
Total Tiers	16,188	18,085	18,119

1 The information as at June 30, 2017, both on the old method and the revised method has not been reviewed by the auditor.

2 The June 30, 2017 tiering information is based on the revised method which was confirmed by DNB on August 8, 2017.

Under the revised methodology Aegon’s own funds reduced by EUR 1.9 billion. This is reflected through a reduction in Tier 3 by EUR 1.3 billion (eliminating deferred tax balances) and Tier 1 – unrestricted by EUR 0.6 billion.

Unaudited

28

Divestments

On August 8, 2017, Aegon agreed to sell Unirobe Meeůs Groep (UMG), an independent financial advisory group, for EUR 295 million. The transaction is consistent with the company’s stated strategic objective to optimize its portfolio. The divestment will lead to a book gain of approximately EUR 180 million, which will be reported in Other Income at the time of closing. As a consequence of this transaction annual income before tax and underlying earnings before tax will decrease by approximately EUR 20 million going forward.

The transaction is subject to works council advice and normal regulatory approvals and is expected to close in the fourth quarter of 2017.

On August 9, 2017 Aegon agreed to sell Aegon Ireland plc. The sales price will amount to 81% of the Solvency II Own Funds of Aegon Ireland at the end of 2017. This transaction further optimizes its portfolio of businesses. As the transaction is contingent on certain closing and market conditions until closing of the transaction, the book loss is uncertain. This divestment is expected to have an immaterial impact on income before tax and underlying earnings before tax going forward. The transaction is subject to normal regulatory approvals and is expected to close in the first quarter of 2018.

Unaudited

29

Management statement

The interim report for the six months ended June 30, 2017, consists of the condensed consolidated interim financial statements, the 2Q 2017 results release and this responsibility statement by the Company’s Executive Board. The information in this interim report is unaudited.

The Executive Board is responsible for preparing the condensed consolidated interim financial statements in accordance with Dutch law and IAS 34, Interim Financial Reporting, as adopted by the European Union.

The Executive Board declares that, to the best of its knowledge, the condensed consolidated interim financial statements which have been prepared in accordance with lAS 34, Interim Financial Reporting, as adopted by the European Union, give a true and fair view of the assets, liabilities, financial condition and profit or loss of Aegon N.V. and the undertakings included in the consolidation as a whole and that the 2Q 2017 results release includes a fair review of the information required pursuant to section 5:2Sd, subsections 8 and 9 of the Dutch Act on Financial Supervision (Wet op het financieel toezicht).

The Hague, August 9, 2017

Alex Wynaendts

Chairman of the Executive Board and CEO

Matt Rider

Member of the Executive Board and CFO

Unaudited

Condensed Consolidated Interim Financial Statements 2Q 2017	30

To: The Supervisory Board and the Executive Board of Aegon N.V.

Review report

Introduction

We have reviewed the accompanying condensed consolidated interim financial statements for the six-month period ended June 30, 2017, of Aegon N.V., The Hague, as set out on pages 2 to 28, which comprises the condensed consolidated statement of financial position as at June 30, 2017, the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement and the selected explanatory notes for the six-month period then ended. We have not reviewed the condensed consolidated income statement and the condensed consolidated statement of comprehensive income for the three-month period ended as at June 30, 2017. Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope

We conducted our review in accordance with Dutch law including standard 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Dutch auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

On August 8, 2017 the company has obtained approval from the regulator to apply retrospectively as of Q2, 2017 a revised method to calculate the Solvency II contribution of the Aegon US Insurance entities under Deduction & Aggregation (D&A), affecting Aegon’s tiering of capital. Due to the recent timing of the regulator’s approval, we were not able to perform review procedures on the available own funds and tiering of capital as of June 30, 2017 as disclosed in Note 27 “Post reporting date events” to the Interim Financial Statements.

Conclusion

Based on our review performed and within the limits of the restricted scope described in the ‘Scope’ paragraph, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements as at and for the six-month period ended June 30, 2017, are not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union.

Amsterdam, August 9, 2017

PricewaterhouseCoopers Accountants N.V.

Original has been signed by

R. Dekkers RA

Unaudited

31

Disclaimers

Cautionary note regarding non-IFRS-EU measures

This document includes the following non-IFRS-EU financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS-EU measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS-EU measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

◆	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
◆	Changes in the performance of financial markets, including emerging markets, such as with regard to:
	–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
	–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
	–	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
◆	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
◆	Consequences of a potential (partial) break-up of the euro;
◆	Consequences of the anticipated exit of the United Kingdom from the European Union;
◆	The frequency and severity of insured loss events;
◆	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
◆	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
◆	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
◆	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
◆	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
◆	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
◆	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;
◆	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
◆	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);
◆	Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
◆	Acts of God, acts of terrorism, acts of war and pandemics;
◆	Changes in the policies of central banks and/or governments;
◆	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
◆	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;
◆	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
◆	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
◆	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
◆	Customer responsiveness to both new products and distribution channels;
◆	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
◆	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;
◆	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;
◆	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
◆	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business;
◆	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives; and
◆	This press release contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unaudited

Corporate and shareholder information

Headquarters
Aegon N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

+ 31 (0) 70 344 32 10

aegon.com
Group Corporate Communications & Investor Relations
Media relations

+ 31 (0) 70 344 8344

gcc@aegon.com

Investor relations

+ 31 (0) 70 344 83 05

or 877 548 96 68 - toll free, USA only

ir@aegon.com

Publication dates quarterly results 2017

November 9, 2017	Results third quarter 2017

February 15, 2018	Results fourth quarter 2017

Aegon’s 2Q 2017 press release and Financial Supplement are available on aegon.com.

About Aegon

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information: aegon.com.